Exhibit 99.2

ARCH COAL, INC.

October 5, 2016
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022

Re:          Board Observer Rights
Ladies and Gentlemen:
This letter will confirm our agreement that Monarch Alternative Capital LP, as representative of certain affiliated investment funds that hold or are expected to hold shares of common stock issued by the Company (as defined below) (the “Shareholder”), will be entitled to the following observer rights on the Board of Directors (the “Board”) of Arch Coal, Inc. (the “Company”).
The Company shall invite a representative of the Shareholder that is reasonably acceptable to the Company to attend all meetings of the Board and all committees of the Board in a nonvoting observer capacity (the “Observer”) and, in this respect, shall give such Observer copies of all notices, minutes, consents, and other written materials that it provides to its directors at the same time and in the same manner as such materials are delivered to the Company’s directors in their roles as members of the Board (including in their roles as members of any Committee); provided, however, that the Company reserves the right to withhold any information and to exclude such Observer from any meeting or portion thereof if  (i) the Company reasonably believes, upon advice of counsel, that access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel, (ii) the Board reasonably believes, access to such information or attendance at such meeting could result in an actual or potential conflict of interest between such Shareholder, its affiliates or its Observer and the Company, or (iii) in the case of any committee of the Board, such Observer would not be independent if he or she was a director, for purposes of such committee membership.
Tim De Santa shall act as the initial Observer (the “Initial Observer”) and the Company agrees that the Initial Observer is reasonably acceptable to the Company.  The Shareholder may remove the Initial Observer at any time upon notice to the Company and may replace the Initial Observer with another individual (subject to the requirements of this Agreement).
The Shareholder and the Initial Observer hereby acknowledge their understanding that a failure by the Company to give notice to the Shareholder or the Initial Observer of a meeting of its Board or any of its committees shall in no way affect the validity of the notice of such meeting for corporate law purposes.
The Shareholder agrees, and the Initial Observer agrees and any Observer will agree, to hold in confidence and trust all information provided to it or learned by it in connection with its rights under this letter and not use it for any other purpose, except information (i) possessed by the Shareholder/Initial Observer without obligation of confidentiality, (ii) developed independently by the Shareholder/Initial Observer without reference to or reliance on any confidential information, (iii) required to be disclosed by law or any other regulatory process to which the Shareholder or any Observer is subject, or requested or demanded by any court or regulator having jurisdiction over the Shareholder or any Observer, or (iv) that becomes generally known to and available for use by the public other than as a result of acts or omissions to act of the Shareholder or such Observer.  Information received under this paragraph may be disclosed to the Shareholder and/or its advisors, attorneys, auditors and other service providers, in each case subject to such recipient agreeing, or being bound by an ethical duty, to keep such information in confidence.  The Shareholder shall be responsible for the compliance by the Observer with the provisions contained in this paragraph.  Observers must also agree to be bound by all Company policies applicable to Board members.
Each of the Shareholder and Initial Observer agrees, and any Observer will agree, that at the time of the Board observer rights granted herein are terminated, the Shareholder and such Observer will deliver to the Company (and will not keep in its possession, recreate or deliver to anyone else) any and all confidential or proprietary information of the Company or third parties received in connection with the exercise of rights hereunder (other than information required to be kept by law, regulation or bona fide  internal policy or information that is automatically retained pursuant to data retention systems).
The rights described herein shall terminate and be of no further force or effect upon the date on which the Shareholder does not have an employee sitting as a member of the Board. In addition, the Shareholder will notify the Company in writing promptly in the event that any Observer resigns its position as Observer or if such Observer's employment or affiliation with the Shareholder and its affiliates while serving as Observer is terminated.  Additionally, the Shareholder may terminate this Agreement and its rights to appoint an Observer at any time in its sole discretion.
This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to principles of conflicts of law.
[Signature Page Follows.]

Sincerely,
ARCH COAL, INC.
/s/ Robert G. Jones
By:
Name:  Robert G. Jones
Title:  Senior Vice President

ACKNOWLEDGED AND AGREED:

MONARCH ALTERNATIVE CAPITAL LP, AS INVESTMENT MANAGER FOR CERTAIN INVESTMENT FUNDS

By:  /s/ Tim De Santa
Name:  Tim De Santa
Title:     Associate